UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

QUADRANT 4 SYSTEM CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

1501 E. Woodfield Road, Suite 205 S
Address of Principal Executive Office (Street and Number)

Schaumburg, IL 60173
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed in Item 4.01 of the Current Report on Form 8-K, filed on December 15, 2016, which is incorporated by reference herein, the Board of Directors (the “Board”) of Quadrant 4 System Corporation (the “Company”) concluded that certain of the Company’s previously issued financial statements, and all earnings releases, press releases, regulatory filings and investor communications referencing such previously issued financial statements, should no longer be relied upon.
The Company’s review of the underlying issues reported therein continues, however, the Company has very limited cash resources available for that process.  As previously disclosed in Item 1.01 of the Company’s Current Report on Form 8-K, filed on March 22, 2017, the Company is operating under a forbearance agreement with its senior secured lender, which further limits its ability to use its cash resources.  The Company is therefore currently unable to perform a detailed review of its previously issued financial statements in the manner required to issue restated financial statements for prior periods, or to issue financial statements for the year ended December 31, 2016.
Accordingly, the Company is unable to complete and file the Company’s Annual Report on Form 10-K which is required to be filed by April 3, 2017.  The Company cannot currently predict if, or when, it will be able to file its Annual Report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Steele	855	995-7367
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III above, the Company (a) has previously concluded that certain of the Company’s previously issued financial statements, and all earnings releases, press releases, regulatory filings and investor communications referencing such previously issued financial statements, should no longer be relied upon; and (b) is currently unable (i) to perform a detailed review of its previously issued financial statements in the manner required to issue restated financial statements for prior periods, or to issue financial statements for the year ended December 31, 2016, and (ii) to predict if, or when, it will be able to file its Annual Report.  In the event that the Company is able to file its Annual Report, the Board and management currently believe that the Annual Report would reflect significant change in results of operations from the corresponding period for the last fiscal year.

Quadrant 4 System Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2017	By:	/s/ Robert Steele
Robert Steele
Chief Executive Officer